August 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Semantix, Inc.

Registration Statement on Form F-1 (File No. 333-267040)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-267040) filed by Semantix, Inc. on August 24, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding this delaying amendment or the Registration Statement, please contact Filipe B. Areno, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, at +55 (11) 3708-1820.

Sincerely, SEMANTIX, INC.

By:	/s/ Adriano Alcalde
Name:	Adriano Alcalde
Title:	Chief Financial Officer

Cc: Filipe B. Areno, Esq.